U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Currie, James
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   (Last)               (First)                 (Middle)

   190 South LaSalle Street, Suite 2800
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                                    (Street)

   Chicago, Illinois  60603
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   3/1/99
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   AVAX Technologies, Inc.  (AVXT)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|X|   Director                             |_|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 5)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct
                           ----------------------                          or               Exercise       (D) or
                             Date       Expira-                            Number           Price of       Indirect
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                    Common
Option to Purchase          3/1/99(1)   3/1/06      Stock                   4,938            $3.375         I
-----------------------------------------------------------------------------------------------------------------------
Series C Convertible                                Common
Preferred Stock             3/1/99      N/A         Stock                   1,538,460        N/A            I
-----------------------------------------------------------------------------------------------------------------------
                                                    Common
Series A Warrant            3/1/99      3/1/04      Stock                   153,846          $4.00          I
-----------------------------------------------------------------------------------------------------------------------
                                                    Common
Series B Warrant            3/1/99      3/1/04      Stock                   153,846          $4.50          I
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

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                            6. Nature of
                               Indirect
                               Beneficial
1. Title of Derivative         Ownership
   Security (Instr. 4)         (Instr. 5)
--------------------------------------------------------------
                               By Essex Woodlands Health
Option to Purchase             Ventures Fund IV, L.P. 2
--------------------------------------------------------------
Series C Convertible           By Essex Woodlands Health
Preferred Stock                Ventures Fund IV, L.P. 2
--------------------------------------------------------------
                               By Essex Woodlands Health
Series A Warrant               Ventures Fund IV, L.P. 2
--------------------------------------------------------------
                               By Essex Woodlands Health
Series B Warrant               Ventures Fund IV, L.P. 2
--------------------------------------------------------------

Explanation of Responses:

(1) The option vests in four installments as follows: March 31, 1999, 495 shares; June 30, 1999 , 1,481 shares; September 30, 1999, 1,481 shares; and December 31, 1999, 1,481 shares.

(2) Essex Woodlands Health Ventures Fund IV, L.P. (the "Limited Partnership") owns such securities beneficially. The Common Stock may be acquired upon the exercise by the Limited Partnership of Options to Purchase Common Stock, Series C Convertible Preferred Stock and Series A Warrants and Series B Warrants issued to the Limited Partnership. Essex Woodlands Health Ventures Fund IV, LLC, of which Mr. Currie is a Managing Director and Sharheholder, is the General Partner of the Limited Partnership. Mr. Currie disclaims beneficial ownership of the securities held by the Limited Partnership, execpt to the extent of his pecuniary interest therein.


             /s/ James Currie                                    3/10/99
---------------------------------------------            -----------------------
              ** James Currie                                     Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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